

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 3, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Roy E. Green
Chief Financial Officer
Cygne Designs, Inc.
11 West 42nd Street
New York, New York 10036

      Re: Cygne Designs, Inc.
            Form 10-K for the calendar year ended January 31, 2006
            Filed May 1, 2006
            Form 10-K/A for the calendar year ended January 31, 2006
            Filed May 31, 2006
            File No. 000-22102

Dear Mr. Green:

      We have reviewed your response letter dated October 26, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K January 31, 2006</u>

<u>Consolidated Balance Sheets, page F-4</u>

<u>Consolidated Statements of Cash Flows, page F-7</u>

1.   We note your continued belief that the right of set-off exists and you have properly accounted for the Factoring Agreement. Please provide us a documented response with your basis for reaching your conclusion citing the appropriate accounting literature.

2.   As previously stated in our prior comment 1, it appears the maturities differ with the amounts due from the factor having a longer term maturity. If true, you may

not offset the advances you owe with amounts due you for factored receivables since you must settle the advances in the manner the factor selects. Reference is made to FIN 39, paragraph 44.

    a.   The Factoring Agreement dated July 31, 2005 and January 31, 2006 (Exhibits 10.8, 10.10 and 10.22) states that all advances made to you are payable on demand. If our understanding is not correct, please advise. Revise your disclosure to state whether or not the advances are payable on demand.

    b.   We note that the receivables are sold without recourse to the factor and it appears no cash is required to be paid to you until the date the receivables are collected by the factor. Please tell us and clarify your disclosure to specifically state when amounts are due to you from the factor for the receivables you sold.

3.   The proposed revised Consolidated Statements of Cash Flows shows an increase in Due from factor of $1,518 within operating activities. Please explain to us how you determined this amount. In this regard, we note the change in balance sheet amounts from January 29, 2005 to January 31, 2006 is an increase of $15,407. Also, the advances from factor within financing activities show gross amounts for advances and repayments netting to zero on the cash flow statement when the net change in balance sheet amounts shows an increase of $15,851.

4.   Please advise us of the factors you considered in determining that the disclosure requirements of APB 20, Accounting Changes, were not required in conjunction with the changes you are making to your financial statements or show us what your disclosure will look like in the amended filing. Additionally, please show us the changes you plan to make to your most recent interim Form 10-Q. We may have further comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272 or Donna Di Silvio, at (202) 551- 3202. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief

cc: Roy L. Goldman, Fulbright & Jaworski L.L.P.